Columbia Sportswear Company

February 27, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-0404

Attention: Yong Kim, Mail Stop 3561

Re:	Columbia Sportswear Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 0-23939

Dear Ms. Kim:

In response to your letter dated February 17, 2006, enclosed please find supplemental information to assist you in better understanding certain disclosures made by Columbia Sportswear Company (“Columbia Sportswear” or the “Company”) in its Form 10-K for the year ended December 31, 2004. Additional explanation is provided below. The numbered paragraphs correspond to the numbered comments in your letter, with your comments presented in bold italics.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.	We have reviewed your response to prior comment 1. We advise you that the inclusion of the proposed reconciliation does not have the effect of making your non-GAAP measure a financial measure calculated and presented in accordance with GAAP. Please expand your disclosure to indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors and how management uses this non-GAAP measure in evaluating operating performance. Refer to Release 33-9176.

In response to the Staff’s comment, we provide changes in sales excluding changes in currency exchange rates because we use the measure to understand sales growth excluding any impact from foreign currency exchange rate changes. In addition, our foreign management teams are generally measured and compensated in part based on the results of operations excluding currency exchange rate changes for their respective regions.

We will provide this disclosure in future filings.

Results of Operations, page 16

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

2.	We have reviewed your response to prior comment 5 and would like you to further expand your explanations to describe the underlying factors that attributed to your net sales increases. We note your enhanced explanations for the increases in outerwear and footwear were primarily a result of increased sales to large-account customers; however, you did not describe why sales to large-account customers increased and how you achieved those increases. Additionally, please revise or further explain what is meant by “improvement in the segmentation of our products for specific distribution channels and targeted customers” when describing your reasons for increased sportswear sales. You may want to describe the specific improvements that were made for each distribution channel and explain how those improvements increases sales of sportswear.

In response to the Staff’s comments, we have revised the Company’s MD&A disclosure as set forth below for the year ended December 31, 2004 compared to the year ended December 31, 2003:

Net sales from outerwear increased $16.6 million, or 3.7%, to $460.3 million in 2004 from $443.7 million in 2003. Outerwear sales growth was primarily attributable to increased shipments of outerwear in Europe and our Other International businesses. European sales of outerwear increased in all key product classes and distribution channels, primarily resulting from increased sales to large-account customers. The increase in sales to large-account customers was primarily the result of certain key customers in France and Spain increasing their purchases of well-known international product brands. The decline of outerwear sales in the United States and Canada partially offset the increase in international sales of outerwear.

Net sales from sportswear increased $85.1 million, or 27.3%, to $396.4 million in 2004 from $311.3 million in 2003. Sportswear sales increased in all global markets in 2004, led by increases in the United States followed by Europe, Other International and Canada. The increase in sales of sportswear in the United States was the result of increased sales across all major distribution channels and product classes, including pants, shorts, sweaters and knitted and woven tops. We attribute the sales increase, in part, to an improvement in the segmentation and differentiation of our products for specific distribution channels: our high-end performance products (highly technical products generally sold in specialty stores), our moderate products (technical products generally sold in sporting goods stores), and our most broadly distributed products (less technical, core products generally sold in department stores). We believe that increased differentiation of our products allows our retail customers to better target their specific customers. Shipments of sportswear to the department store channel were particularly strong throughout the year in the United States. In Europe, the increase in sportswear sales was primarily attributable to increased shipments of pants, shorts and woven tops.

Net sales from footwear increased $36.0 million, or 24.2%, to $184.6 million in 2004 from $148.6 million in 2003. Footwear sales increased in each of our major markets, led by increases in the United States, followed by Europe, Canada and Other International. In the United States, sales of footwear increased in all key product classes, led by shipments of boots and sandals. European footwear sales increased in all key product classes and distribution channels, primarily as a result of increased sales to large-account customers. The increase in sales to large-account customers was primarily the result of certain key customers in France and Spain increasing their purchases of well-known international product brands.

Net sales from accessories increased $2.6 million, or 6.0%, to $46.1 million in 2004 from $43.5 million in 2003. The increase in sales of accessories was the result of increased sales in Other International businesses and Europe, partially offset by decreased sales in the United States and Canada.

Net sales from equipment increased $3.2 million, or 68.1%, to $7.9 million in 2004 from $4.7 million in 2003. Equipment sales were generated by sales of Mountain Hardwear products, predominately in the United States.

We will provide the revised disclosures in future filings.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 985-4551 should you have any comments or questions.

Sincerely,

/s/ BRYAN L. TIMM
Bryan L. Timm
Chief Financial Officer
Columbia Sportswear Company